Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ZenSpace, Inc.
3103 Lismore Ct.
San Jose, CA 95135
https://www.zenspace.io/

Up to $1,069,029.00 in Common Stock at $0.75
Minimum Target Amount: $9,999.75

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ZenSpace, Inc.
Address: 3103 Lismore Ct. , San Jose, CA 95135
State of Incorporation: DE
Date Incorporated: October 10, 2017

Terms:

Equity

Offering Minimum: $9,999.75 | 13,333 shares of Common Stock
Offering Maximum: $1,069,029.00 | 1,425,372 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.75
Minimum Investment Amount (per investor): $499.50

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the first 2 weeks and receive an additional 5% bonus shares

Amount-Based Perks:

$500+ |Traveler

$100 ZenSpace gift card which will be valid for 1 month from the first redemption date. Valid at any ZenSpace location

$1,000+ | Nomad

$250 ZenSpace gift card which will be valid from 3 month from the first redemption date. Valid at any ZenSpace location

$2,500+ | Wanderer

$500 ZenSpace gift card which will be valid for 12 months from the first redemption date. & receive 10% bonus shares.

$5,000+ | Zen

$1000 ZenSpace gift card which will be valid from 12 month from the first redemption date. Valid at any ZenSpace location. PLUS receive 15% bonus shares.

$10,000+ | Zen + Team Access

$2500 ZenSpace gift card which will be valid from 12 months from the first redemption date. Valid at any ZenSpace location. Also invitation for a 2 hour strategy workshop with ZenSpace CEO to discuss the business plan, current status of business.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Zenspace, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.75/ share, you will receive and own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

General Summary

ZenSpace is in the business of providing revenue-generating fully autonomous workspace solutions for open spaces in public venues while offering productive workspaces for Remote Workers and mobile business professionals. We offer solutions for spaces as small as 20 sq feet with our SmartPods and up to 2000 square feet with our Instant business lounge. Both our SmartPods and Lounge solutions are accessible through our mobile and web apps allowing people to be able to search, reserve, and access.

Our Vision and Product

We envision creating a network of on-demand tech-enabled workspaces across publicly accessible venues offered to remote workers and mobile professionals. Following this mission, we have launched smart workspace solutions for small and large open spaces as well as converting existing workspaces into revenue-generating workspaces which can be reserved and accessed with our mobile and web-based applications.

Competitors and Industry

The need for the workspace-as-a-service market is estimated to reach $12.8Bn by 2022 Our research has established a clear need for on-demand, quiet meetings/workspaces for mobile professionals in office spaces, events/conventions, and public spaces. These professionals seek a conveniently located, comfortable workspace that reduces noise and offers the functional amenities of an enclosed space (privacy, solid Internet access, etc.). In turn, this creates an opportunity for Event Managers, Public Space Operators, and Office Facilities Managers to fill. To address this need, ZenSpace has developed the SmartPods. SmartPods combine a noise-reducing, comfortable meeting/workspace, a technology platform, a mobile/web app, and a "SmartBox" control system to create a highly flexible, on-demand system, and IoT-enabled space for conducting business and/or private meetings.

The markets in which our products are sold are new and emerging. Our products compete against products and other meeting room solutions from companies in the events services industry and furniture manufacturers. Product quality, performance, value, and packaging are also important differentiating factors. The Company's primary competitors are pod manufacturing companies like Jabbrbox, Framery. Our biggest differentiator remains the smart technology which is combined with the meeting pods and meeting rooms.

Current Stage and Roadmap

The company has witnessed strong traction in the events and conventions industry with many leading event organizers utilizing our products to enhance their event experience. We recently concluded pilot programs with leading convention centers in Las Vegas including Las Vegas Convention Center and Sands Expo/The Venetian Resort. In February 2020, we started a pilot engagement with the Hyatt Regency hotel in Santa Clara.

In Q1 and Q2'2020 we have announced three (3) new workspace solutions including new workspace solutions in the past few months including:

- Workspace Pods (under the exclusive brand Alcove.works)

- Technology Kits to make workspaces Smart, schedulable and monetizable

- Instant business lounge solution for spaces over 500 square feet

Currently, we are in early conversations with several large real estate operators to launch our instant workspace solutions in retail, residential, airports, and commercial office markets.

However, as we operate in the business travel and events industry, our business is impacted by the Covid-19 pandemic. Our business recovery is contingent on overall economic recovery with an emphasis on events and business travel. We continue to assess the situation overall and improve our products to offer better sanitization, information on our products for the safety of our customers.

The Team

Officers and Directors

Name: Mayank Agrawal

Mayank Agrawal's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Lead overall company operations, strategy, execution and product management.

Name: Raghuveer Tarra

Raghuveer Tarra's current primary role is with Roku Inc. Raghuveer Tarra currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: September 20, 2019 - Present
  Responsibilities: Member of the Board of Directors - Stock Compensation of 100,000 shares of Common Stock, which are now fully vested.

Other business experience in the past three years:

- **Employer:** Roku Inc
  Title: Vice President Engineering
  Dates of Service: October 01, 2019 - Present
  Responsibilities: Engineering Management

Other business experience in the past three years:

- **Employer:** GigSky
  Title: Chief Product Officer
  Dates of Service: June 07, 2015 - September 07, 2019
  Responsibilities: Product Management

Name: Ted Simon

Ted Simon's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: June 01, 2018 - Present
  Responsibilities: Sales & Business Development. Ted currently leads sales, business development, and marketing. Ted currently does not have the authority to bind the company without the approval of the board or CEO. Ted currently takes a salary compensation of $4,000 per month and 50,000 shares of common stock vested every quarter.

Other business experience in the past three years:

- **Employer:** Artifex Software
  Title: Vice President of Marketing
  Dates of Service: April 01, 2015 - October 01, 2017
  Responsibilities: Led all corporate and product marketing for this software company, and also handled sales and business development for Smart Office mobile app.

Other business experience in the past three years:

- **Employer:** Golden Gate University, Ageno School of Business
  Title: Adjunct Professor of Marketing
  Dates of Service: April 01, 2013 - Present
  Responsibilities: Instructor in graduate school level marketing classes at this business school program in San Francisco, CA.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equities, should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor

regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the real estate industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equities in the amount of up to $534,999.75 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when

we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of product, private remote co-working units. Our revenues are therefore dependent upon the market for these units.

Minority Holder; Securities with Voting Rights
The common stock that you are buying has voting rights attached to them. However, you are granting the right to vote, by proxy, to the CEO and his or her successor. You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits

ZenSpace, Inc. was formed on 10/10/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. ZenSpace Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited revenue. If you are investing in this company, it's because you think that SmartPods and Instant Business Lounge are good ideas, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights,

we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on ZenSpace Inc or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on ZenSpace Inc could harm our reputation and materially negatively impact our financial condition and

business.

The Company's operations and revenue have been negatively impacted by the COVID 19 pandemic.
If the prohibitions on large public gatherings, general business travel are not rescinded, the Company could be unable to continue as a going concern. Even if the prohibitions are rescinded, the public may not have confidence in the safety of such gatherings. If conventions centers, hotels, and other similar venues do not return to normal operations, the Company would see limited revenue and, again, could be unable to continue as a going concern.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's expenses will significantly increase as they seek to execute their current business model.
Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has a high valuation based on its time in the market to date.
Since the Company is relatively new to the untested marketplace, Investors may not be adequately compensated for the risk they are taking on when investing in the Company.

The Company's projections are aggressive and are subject to risks and uncertainties.
The Company currently anticipates significant revenue growth over in 2019-2021. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance.
Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and

variability of the sales cycle. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The Company has a limited operating history upon which you can evaluate its performance.

Since the Company's inception on October 10, 2017, it has been engaged primarily in designing and developing its product. While limited sales efforts have been made, and the Company has manufactured and delivered products in trial implementations, the Company requires additional capital to expand its manufacturing capacity and its sales and marketing efforts. Accordingly, the Company has little history upon which an evaluation of its prospects and future performance can be made. Its proposed operations are subject to all business risks associated with new enterprises. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. The management team anticipates that the operating expenses may increase for the near future. There can be no assurances that the Company will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

New entrants may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Although we believe that our market will stay a new and fragmented market, new entrants not currently considered to be competitors may still enter our market through acquisitions, partnerships or strategic relationships. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. These pressures could result in a substantial loss of our customers or a reduction in our revenue

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms.

The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company has outstanding liabilities.
The Company owes (i) Mayank Agrawal, the sole officer and director of the Company, $500,000, which sum does not bear interest and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood; (ii) Aseem Gupta $10,000, which sum does not bear interest and is due and payable at such time the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in gross revenue, as such term is customarily understood.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business

Use of our products is subject to many national, state and local laws and regulations, including those related to privacy, access, safety, zoning, permitting and law enforcement.
These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business. The use of our products in certain contexts may not be legislated, and it is uncertain whether different states will legislate around this technology, and, if they do, how they will do so. Violating existing or future regulatory orders or consent decrees could subject us to substantial monetary fines and other penalties that could negatively affect our financial condition and results of operations.

Quality and safety management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our qualitymanagement program. We may be subject to claims for product liability arising from failure to maintain adequate quality- and safety-management programs, in addition to factors beyond our control. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies.
It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

If we fail to maintain or expand our relationships with our suppliers, in some cases singlesource suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

The Company does not have confidential information and invention assignment agreements with two former consultants.
Neither individual contributed intellectual property to the Company nor had access to confidential information. Further, the Company does not know if these consultants have filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended: One individual is not a United States taxpayer and his vesting has

terminated. The other individual resides in Canada, and her stock fully vested prior to the Closing.

The Company's success depends on the experience and skill of its executive officer and key employees.
In particular, the Company is highly dependent on Mayank Agrawal, founder, and Chief Executive Officer. All U.S. employees have consulting agreements rather than employment agreements. After the current round, key people will be offered full-time letters. There can be no assurance that these individuals will continue to be employed by the Company for a particular period of time. The loss of our key employees or executive officer could harm the Company's business, financial condition, cash flow and results of operations. Additionally, the Company does not have confidential information and invention assignment agreements with two of its former consultants. Neither individual contributed intellectual property to the Company nor had access to confidential information.

The Company is in the process of recording a few patent and trademark assignments.
Mayank Agrawal has assigned patent application 62752909 to the Company, but such assignment has not yet been recorded by the U.S. Patent and Trademark Office (the "USPTO"). Zenesis Networks Inc., a Delaware corporation controlled by Mayank Agrawal, has assigned four trademarks, with the serial numbers 87579432, 88210567, 88210579, and 88210611, to the Company, but such assignment has not yet been recorded by the USPTO. The Company is in the process of recording all such assignments.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mayank Agrawal	9,500,000	Common Stock	65.38

The Company's Securities

The Company has authorized Common Stock, SAFE, and Series Seed Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,425,372 of Common Stock.

Common Stock

The amount of security authorized is 24,000,000 with a total of 14,567,102 outstanding.

Voting Rights

One vote per share.

Material Rights

The total oustanding shares on a fully diluted basis (14,567,102) includes: 583,000 of shares to be issued pursuant to outstanding stock options and 1,553,353 of shares reserved as part of a stock option plan.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of

1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $30,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $9,500,000.00
Conversion Trigger: A bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells shares of Preferred Stock at a fixed pre-money valuation.

Material Rights

Upon a Deemed Liquidation Event, the Investor will, at the Investor's option, either receive 1x the purchase amount or have the SAFE convert into shares of the most-senior Preferred Stock.

Series Seed Preferred Stock

The amount of security authorized is 6,000,000 with a total of 2,067,776 outstanding.

Voting Rights

One vote per share

Material Rights

1x non-participating liquidation preference

Customary protective provisions

Conversion to common upon holder election

As-converted dividends pari passu with common stock holder.

What it means to be a minority holder

As a minority holder of common stocks in the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $976,610.60
  Number of Securities Sold: 2,067,776
  Use of proceeds: Working capital.
  Date: December 31, 2019
  Offering exemption relied upon: Regulation D 506(c) and Regulation CF

- **Type of security sold:** SAFE
  Final amount sold: $30,000.00
  Use of proceeds: Working capital

Date: November 20, 2019
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 12,430,749
Use of proceeds: Issued to founder, management team, advisors during formation.
Date: October 10, 2017
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Operating Results —2020 Compared to 2019 Revenue

Revenue

Revenue for fiscal year 2020 was $196,980, about a 31% increase compared to fiscal year 2019 revenue of $150,175. We have seen a significant slowdown in events and conventions business due to COVID-19. On the other hand, we have seen opportunities in other vertical markets marked as "3rd spaces" (shopping malls, airports, libraries, etc.). In response to COVID-19, we have announced some new product features which combine software and cleaning protocol for the safety of our customers.

Cost of sales

Cost of sales in 2020 was $2,361, a decrease of approximately 93% from costs of $33,987 in fiscal year 2019. The reduction was largely due to the fact that the company reduced the operational expenses pertaining to customer acquisition and operations.

Gross margins

2020 gross profit increased by about $78,000 over 2019 gross profit, and gross profit margin increased from 77% in 2019 to 900 in 2019. This improved performance was caused by Our CAC (customer acquisition cost) reduced significantly with increase in in-bound sales while our COGS (or delivery costs) reduced as well pertaining to lower transportation expenses.

Expenses

In 2020, the Company's expenses consisted of, among other things, R&D, manufacturing of 24 new pods, and sales related expenses. With most of our product engineering centric heavy lifting out of the way and a good sales funnel build up, ZenSpace projects revenues between $500- 600K in FY'2021 and overall expenses at around $400-500K.

In 2020, total operating expenses decreased to $520,147, a decrease of 45% from total operating expenses in 2019 of $908,273. This decrease was caused by reduction of key business expenses pertaining to R&D, operations and sales/marketing expenses.

Historical results and cash flows:

2019 and 2020 were major development years for the company transitioning from idea stage to market launch stage. In 2021, we are looking to achieve product-market fit as the effects of Covid-19 start subside and remote work becomes a normal.

Major expenses in 2020 included R&D, operations and sales related expenses. With most of our product engineering centric heavylifting out of the way and a good sales funnel build up, ZenSpace projects revenues between $500-600K in FY'2021 and overall expenses at around $500-600K.

The company plans to breakeven in FY'21 and expect a steady revenue growth in 2022 and beyond.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

At December 31, 2020, the Company had cash of $4,341.00. [The Company intends to raise additional funds through an equity financing.]

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Yes funds from StartEngine campaign are critical to our growth and sustenance.In the first quarter of 2019, the Company conducted an offering pursuant to Regulation CF and raised about $330,000. The funding round was closed on March 1, 2019.

In 2019, the Company conducted an offering pursuant to Regulation D, in connection with the Regulation CF offering, and raised about $650,000.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes funds from StartEngine campaign are critical to our growth and sustenance.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Minimum raise already surpassed.

How long will you be able to operate the company if you raise your maximum funding goal?

18-24 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We have secured commitments of significant funds from some of the larger investors which may materialize over the next few weeks providing the growth momentum which is much needed at this stage of the company.

Indebtedness

- **Creditor:** Mayank Agrawal
  Amount Owed: $700,000.00
  Interest Rate: 8.0%
  The total amount of outstanding debt of the company is $700,000

- **Creditor:** Mr. Aseem Gupta
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2021

- **Creditor:** Regents of The University of California, represented by its Santa Cruz Campus

Amount Owed: $36,000.00
Interest Rate: 10.0%
Maturity Date: April 01, 2022
On April 1, 2019 the company entered into Convertible Promissory Note Agreement with The Regents Of The University of California, represented by its Santa Cruz campus, in the amount of $ 36,600. Concurrently, The company and Holder are entering into that certain UCSC SVLink Membership Agreement, per which the principal amount of the Note is comprised of lease and service fee ($ 26,600) and advance amount ($ 10,000). The Convertible Promissory Note bear interest rate of 10% per annum and unless converted, the outstanding principal amount and all accrued but unpaid interest will be due and payable three years from the date of issuance of this Note. The outstanding balance of this loan as of December 31, 2019 was $ 36,600.

Related Party Transactions

- **Name of Entity:** Mayank Agrawal
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company owes Mayank Agrawal, the sole officer and director of the Company, $500,000, which sum does not bear interest and is due and payable at such time as the Company recognizes.
  Material Terms:

Valuation

Pre-Money Valuation: $12,476,168.50

Valuation Details:

Company raised ~$1 Million in 2019 under Reg CF and Reg D offering at $8 Million post money valuation. Company has made significant progress since then including:

1. Launched market ready scalable products including software and hardware

2. Executed pilots with leading real estate operators in Las Vegas and SF in events, conventions and hospitality industries

3. Strengthened the corporate governance structure and management team

4. Manufactured and stocked 24 pods in inventory worth over $300K

5. Created a strong sales pipeline and achieved near break even

6. Pivots and Pilots into new markets including Residential, commercial real estate with some of the largest industry names.

Valuation is statistically based on the venture capital method which considers:

1. Company's projected EBITDA of $6.4 Million in year 2024

2. A multiple of 17.02 which is the industry standard in office real estate industry

3. A discount factor of 54% based on returns expected and risks included

Formula used:

Present Value (amount of $6.4 Mn * 17.02, rate = 54% and period of 5 years) = $12.5 Million

Use of Proceeds

If we raise the Target Offering Amount of $9,999.75 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We will invest this capital in pilot deals we are signing up for.

If we raise the over allotment amount of $1,069,029.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  50.0%
  Grow our market share through pilot programs and new customer onboarding.

- *Inventory*
  25.0%
  Produce 10 new units of our 2021 designs for SmartPods

- *Working Capital*
  21.5%
  Extend companies operational runway by 6-8 months.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.zenspace.io/ (https://zenspace.io/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zenspace

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ZenSpace, Inc.

[See attached]

ZENSPACE, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020 AND 2019

(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
ZenSpace, Inc.
San Jose, California

We have reviewed the accompanying financial statements of ZenSpace, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 16, 2021
Los Angeles, California

ZenSpace, Inc.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	4,341	$	35,020
Inventories		-		-
Prepaids and other current assets		-		-
Total current assets		**4,341**		**35,020**
Property and equipment, net		377,877		435,890
Security deposit		1,700		1,700
Total assets	**$**	**383,919**	**$**	**472,610**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	18,160	$	18,125
Credit Card		91,843		100,376
Current portion of Loan and Promissory Note		513,469		521,552
Other current liabilities		-		-
Total current liabilities		**623,471**		**640,053**
Convertible Notes		36,600		36,600
Loan and Promissory Note		167,070		3,469
Total liabilities		**827,141**		**680,122**
STOCKHOLDERS EQUITY				
Common Stock		1,259		1,243
Preferred Stock		207		207
Additional Paid In Capital (APIC)		1,116,989		1,003,552
Equity Issuance Costs		(26,925)		-
Retained earnings/(Accumulated Deficit)		(1,534,752)		(1,212,514)
Total stockholders' equity		**(443,223)**		**(207,512)**
Total liabilities and stockholders' equity	**$**	**383,919**	**$**	**472,610**

See accompanying notes to financial statements.

ZenSpace, Inc.
BALANCE SHEET
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	196,980	150,175
Cost of goods sold	2,361	33,919
Gross profit	194,619	116,256
Operating expenses		
General and administrative	475,337	870,424
Sales and marketing	44,810	37,982
Total operating expenses	520,147	908,406
Operating income/(loss)	(325,528)	(792,150)
Interest expense	6,710	3,934
Other Loss/(Income)	(10,000)	-
Income/(Loss) before provision for income taxes	(322,239)	(796,083)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**(322,239)**	**(796,083)**

See accompanying notes to financial statements.

ZenSpace, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid In Capital (APIC)	Equity Issuance Costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2018	11,790,833	$ 1,179	-		29		**$ (416,430)**	**$ (415,251)**
Issuance of Common Stock	639,916	$ 64						64
Issuance of Preferred Stock			2,067,776	207	1,003,429			1,003,636
Shared Based Compensation					94			
Net income/(loss)							(796,083)	(796,083)
Balance—December 31, 2019	12,430,749	$ 1,243	2,067,776	207	$ 1,003,552		$ (1,212,514)	**$ (207,512)**
Issuance of Common Stock								
Capital raised on Crowdfunding	157,545	16	-		113,334	(26,925)		86,425
Issuance of Common Stock					104			104
Shared Based Compensation								
Net income/(loss)							(322,239)	(322,239)
Balance—December 31, 2020	**12,588,294**	**$ 1,259**	**2,067,776**	**$ 207**	**$ 1,116,989**	**$ (26,925)**	**$ (1,534,752)**	**$ (443,223)**

See accompanying notes to financial statements.

ZenSpace, Inc.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,	2020	2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (322,239)	$ (796,083)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property	102,892	8,843
Shared Based Compensation	104	94
Changes in operating assets and liabilities:		
Inventory	-	47,651
Prepaids and other current assets	-	9,584
Accounts payable and accrued expenses	35	(16,867)
Credit Cards	(8,533)	82,114
Other current liabilities	-	(5,000)
Net cash provided/(used) by operating activities	**(227,742)**	**(669,664)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(44,879)	(431,929)
Net cash provided/(used) in investing activities	**(44,879)**	**(431,929)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Convertible Notes	155,517	36,600
Borrowing on loans and Notes	-	15,021
Capital raised on Crowdfunding	86,425	-
Issuance of Common Stock	-	64
Issuance of Series Seed Preferred Stock	-	1,003,636
Net cash provided/(used) by financing activities	**241,942**	**1,055,321**
Change in cash	(30,679)	(46,272)
Cash—beginning of year	35,020	81,292
Cash—end of year	**$ 4,341**	**$ 35,020**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 6,710	$ 3,934
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Shareholder repayment of an external debt	-	$ -

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1. NATURE OF OPERATIONS

ZenSpace, Inc. was formed on October 10, 2017 ("Inception") in the State of Delaware. The financial statements of ZenSpace, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Jose, California.

ZenSpace, Inc. has created SmartPods, which combine hardware (a meeting pod) with a technology platform to create on-demand meeting spaces that provide a private, tech-enabled oasis of calm for conducting business. People can search, select, schedule and pay for use of the SmartPods by the hour with the touch of a finger ZenSpace mobile and web applications (like ordering a ride share).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture & Fixture	7 years
Forklift Truck	5 years
Seater Pods	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

ZenSpace, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

The Company earns revenues primarily from the rent or lease of our SmartPods, from the sale of our SmartPods, and from the hourly usage of in the SmartPods as a service .

Operating Leases

Operating leases relate to property lease. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 16, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2020, and December 31, 2019 property and equipment consists of:

As of Year Ended December 31,		2020		2019
Furniture & Fixture	$	13,790	$	13,790
Forklift Truck		11,491		15,803
Seater Pods		465,316		416,125
Property and Equipment, at Cost		**490,597**		**445,718**
Accumulated depreciation		(112,720)		(9,828)
Property and Equipment, Net	**$**	**377,877**	**$**	**435,890**

Depreciation expense for property and equipment was in the amount of $ 102,891 and 8,843 for the year ended December 31, 2020 and December 31, 2019 respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

We have authorized the issuance of 24,000,000 shares of Common Stock with par value of $0.0001. As of December 31, 2020 and December 31, 2019 12,588,294 and 12,430,749 shares of common stock were issued and outstanding, respectively.

Preferred Stock

We have authorized the issuance of 6,000,000 shares of Preferred Stock with par value of $0.0001.
As of December 31, 2020 and December 31, 2019, the 2,067,776 shares of preferred stock were issued and outstanding.

5. SHAREBASED COMPENSATION

During 2017, the Company authorized the Stock Compensation Plan (which may be referred to as the "Plan"). The Company reserved 4,842,102 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2020, the Company had 1,487,353 shares of common stock available for future issuance of awards under the 2017 Plan.

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards		Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2018	2,451,222	$	-	-
Granted	952,916	$	-	
Vested	(770,611)	$	-	
Cancelled	(1,088,250)	$	-	
Outstanding at December 31, 2019	1,545,277	$	0.0001	8.88
Granted	-	$	-	
Vested	(1,088,250)	$	-	
Cancelled	-	$	-	
Outstanding at December 31, 2020	457,028	$	0.0001	7.88

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The weighted average fair value per share of restricted stock awards granted during 2020 and 2019 was $0.0001 and $0.0001, respectively.

The total fair value of the restricted stock awards vested during 2020 and 2019 was $104 and $94, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note Agreement issued to the owner	$ 500,000	0.00%	Fiscal Year 2018	no maturity dated efined			$ 500,000		$ 500,000	$ -	$ -	$ 500,000	$ -	$ 500,000
Promissory Note Agreement issued to the owner	$ 167,070	1.00%	Fiscal Year 2020	12.31.2022	$ 1,671	$ 1,671		$ 167,070	$ 167,070					
Promissory Note Agreement issued to a certain lender	$ 10,000	0.00%	Fiscal Year 2018	12.31.2021			$ 10,000		$ 10,000			$ 10,000		$ 10,000
Loan contract with American Express National Bank	$ 50,000	8.99%	4/27/2019	5/1/2020	$ 4,495	$ 4,495	$ 3,469		$ 3,469	$ 2,997	$ 2,997	$ 11,552	$ 3,469	$ 15,021
									-					-
									-					-
Total					$ 6,166	$ 6,166	$ 513,469	$ 167,070	$ 680,539	$ 2,997	$ 2,997	$ 521,552	$ 3,469	$ 525,021

On November 9, 2018, the Company entered into a $500,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. The Note does not bear an interest rate and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood. Total outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 500,000.

During 2020, the Company entered into a $167,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. This Note shall bear interest on the outstanding principal at a rate of 8% per annum, The principal sum of this Note, together with all accrued but unpaid interest and any other charges, costs, and expenses arising hereunder, is due and payable at such time as Borrower recognizes, as of the end of any fiscal year on an annual basis, One Million Dollars ($1,000,000.00) in EBITDA, as generally understood in U.S. financial accounting. Notwithstanding the foregoing, if the Borrower has not achieved the Earning Threshold on or before December 31, 2022, beginning in January 2023, Borrower shall pay Lender $5,000.00 on the last business day of each calendar month until this Note is paid in full. Total outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 167,000 and $ 0, respectively.

During 2018, the Company entered into Promissory Note agreement with certain lender in the amount of $10,000, which bear zero interest and matures on December 31, 2021. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 10,000.

On April 27, the Company entered into a loan agreement with American Express National Bank in the amount of $ 50,000, which bear 8.99% interest rate per annum. Total amount of principal and interest is $ 52,435 and it should be paid in 11 installment per $ 4,372 (first payment is due on 06/01/2019) and the last payment of $ 4,339 is due on 05/01/2020. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $3,469 and $ 15,021, respectively.

Convertible Note(s)

The following is the summary of the convertible notes:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2019 Convertible Notes	$ 36,600	10.00%	1/4/2019	1/4/2022	3,660	3,660	-	36,600	36,600	3,660	3,660	-	$ 36,600	36,600
									-					-
Total					$ 3,660	$ 3,660	$ -	$ 36,600	$ 36,600	$ 3,660	$ 3,660	$ -	$ 36,600	$ 36,600

On April 1, 2019 the company entered into Convertible Promissory Note Agreement with The Regents Of The University of California, represented by its Santa Cruz campus, in the amount of $ 36,600. Concurrently, The company and Holder are entering into that certain UCSC SVLink Membership Agreement, per which the principal amount of the Note is comprised of lease and service fee ($ 26,600) and advance amount ($ 10,000). The Convertible Promissory Note bear interest rate of 10% per annum and unless converted, the outstanding principal amount and all accrued but unpaid interest will be due and payable three years from the date of issuance of this Note. The outstanding balance of this loan as of December 31, 2020 and December 31, 2019 was $ 36,600.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ 139,519	$ (113,235)
Valuation Allowance	(139,519)	113,235
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 and December 31, 2019 are as follows:

As of Year Ended December 31,	2019	2018
Net Operating Loss	(454,270)	$ (358,114)
Valuation Allowance	454,270	358,114
Total Net Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $701,713, and the Company had state net operating loss ("NOL") carryforwards of approximately $701,713. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY TRANSACTIONS

On November 9, 2018, the Company entered into a $500,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. The Note does not bear an interest rate and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood. The outstanding balance of this loan as of December 31, 2020 was $ 500,000.

During 2020, the Company entered into a $167,000 Promissory Note Agreement with Founder and CEO, Mr. Mayank Agrawal. The Note does not bear an interest rate and is due and payable at such time as the Company recognizes, as of the end of any fiscal year on an annual basis, $1,000,000.00 in EBITDA, as such term is customarily understood. The outstanding balance of this loan as of December 31, 2019 was $ 167,000.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2020, are as follows:

Year	Obligation
2020	$ 20,781
2021	19,745
2022	-
2023	-
Thereafter	-
Total future minimum operating lease payments	**$ 40,526**

Rent expense as of December 31, 2020 and December 31, 2019 $19,845 was $ 63,080, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 16, 2021, the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $325,528, an operating cash flow loss of $227,742 and liquid assets in cash of $4,341, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

ZenSpace

On-Demand WorkSpace. Anytime. AnyPlace.


ZenSpace
Unlocking The Potential
Of People & Places

Website · San Jose, CA · BUSINESS TO BUSINESS · HOSPITALITY

ZenSpace helps remote workers find workspaces in underutilized public spaces like open lobbies. This is a boon for both the worker and also the real estate owners who will be able to capitalize on a previously un-monetized parcel of real estate.

$250,001 raised

255 Investors	$12.5M Valuation
$0.75 Price per Share	$499.50 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 39 | Comments | Follow

Reasons to Invest

- Remote working was already on the rise, with over 26M remote workers in the US, but the pandemic will be accelerating that growth
- Our dual-sided marketplace provides revenue-generating solutions for real estate owners while offering remote workers a consistent, peaceful work environment
- We are founded by a team of technologists, engineers, and visionaries who believe that mobile business is the future of work

"Unlocking the Potential of People and Places."

THE PROBLEM

With the rise of remote work, it's more difficult than ever to find an ideal working environment

In our opinion, the future of work is remote, but for many people, there aren't viable options for their remote workspace. As we've seen from the pandemic, working from home just doesn't work for many people — whether it's due to noise levels or simply a need to get away. And the current practice of heading to a local coffee shop with the blind hope you may find an appropriate spot is untenable.

On the other side of things, we believe there are real estate owners around the country that have long been seeking solutions to generate revenue from their underutilized open spaces.

Rewards

Get rewarded for investing more into ZenSpace:

$249+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$500+
Investment
Traveler
Invest $500+ and receive a $100 ZenSpace gift card which will be valid from 1 month from the first redemption date. Valid at any ZenSpace location

$1,000+
Investment
Nomad
Invest $1,000+ and receive a $250 ZenSpace gift card which will be valid from 3 month from the first redemption date. Valid at any ZenSpace location

$2,500+
Investment
Wanderer
Invest $2,500+ and receive a $500 ZenSpace gift card which will be valid for 12 months from the first redemption date. & receive 10% bonus shares.



THE SOLUTION

ZenSpace matches remote workers with revenue-generating workspace solutions

> We are redefining the meeting experience for mobile professionals.

Without ZenSpace



Through ZenSpace, remote workers can finally find a peaceful place to go about their work in one of our variety of workspace solutions.

At the same time, we are helping real estate owners to monetize their 'dead space'.


ZenSpace SmartPods
Noise Reducing
Power/USB Ports
Air Circulation
LED Lighting
Comfortable
Reservable via app
Book easily via:
Mobile App
Website
Digital Kiosk

$5,000+
Investment

Zen

Invest $5,000+ and receive a $1000 ZenSpace gift card which will be valid from 12 month from the first redemption date. Valid at any ZenSpace location. PLUS receive 15% bonus shares.

$10,000+
Investment

Zen + Team Access

Invest $10,000+ & receive a $2500 ZenSpace gift card valid 12 months from first redemption date. Valid at any ZenSpace location. Plus invitation for a 2 hr strategy workshop with ZenSpace CEO to discuss the business plan + current status of business.

THE MARKET

Flexible Real Estate is growing at over 17%

In 2018, the global market for flexible real estate was over $26B and is predicted to grow at over 17% over the next eight years. Before the pandemic, it was estimated that more than 26M Americans are at least partially remote workers.

As we bounce back from this pandemic that number is sure to swell, with many companies like Twitter and Square telling their employees that if they choose to they could remain working remotely indefinitely.

We believe that ZenSpace is a "Blue Ocean" solution in the flexible workspace market — that is, we are low-overhead and extremely novel. That's why we think that we will not only be able to gain market share, but also increase the total size of the pie.


Remote Work Growth Trends
growth
↑44% over the last 5 years
growth
↑91% over the last 10 years
growth
↑159% over the last 12 years
85%
of businesses confirm that productivity increased because of greater flexibility.
90%
of employees say more flexible arrangements would increase morale.
Source: flexjobs

OUR TRACTION

Partnerships with Vegas Convention Centers and spaces in LA, SF, & NYC

After launching our workspace solutions product in Q4 of 2019, we were able to execute our planned pilots with some of the leading convention centers in Las Vegas, like LVCC and Sands Expo.

ZenSpace Venue Partnership Program

Incorporate our SmartPods into your venue to deliver a flexible, private, revenue-generating business class amenity for your visitors.

Hotels

Convention Centers

Airports

Commercial Real Estate

Coffee Shop

We have also begun the pilot process with the Hyatt Regency Santa Clara, and signed new vertical markets in the bay area, LA, and NYC.

To date, our lifetime revenue stands at $370K.

Our Customers Include

WHAT WE DO

Providing remote workers with multiple turn-key workspace solutions


ZenSpace

1. **SmartPods:** These turn-key modular workspaces come in different sizes from 2-seater (20 sq ft) to 6-seater (40 sq ft). Each workspace is enabled with a cloud-managed smart lock, WiFi hotspot, environmental sensors, lighting control, vision AI for automated remote monitoring. These pods can be searched, reserved, and operated using ZenSpace web and mobile apps just like rideshare apps, by the hour or days.

SmartPods

This is the world's first fully autonomous meeting & workspace, designed for the highest degree of comfort, productivity & space utilization. It also provides an opporunity for space owners to generate revenue & enhance visitor experiences in as little as 25 sq. ft.



2. Instant Business Lounge: For 500 sq ft+ spaces like shopping malls, convention centers, or airports, we offer an instant flexible business lounge that is surrounded by wall partition panels. Access to this lounge is secured through a cloud-managed flip-gate turnstile. Users can buy a lounge pass for accessing this lounge through ZenSpace mobile and web apps. Each lounge can be furnished with open seating, ZenSpace SmartPods, vending machines, printer, etc to offer turn-key business lounges for venues visitors and customers.


ZenSpace Business Lounge
Combine ZenSpace SmartPods with soft furnishings & our touch screen reservation kiosks to create a custom business lounge & gathering place.

**ZenSpace Business Lounge image is computer generated for illustrative purposes only.*

3) Technology Kits: For enterprise clients with existing workspaces they want to monetize, we have these kits that make this a totally frictionless transition and begins pulling in revenue immediately.

Technology Kits



Make your meeting rooms smart & productive with our turn-key meeting room solutions for your every office need.

Includes:



- Wireless Hotspot
- Wireless Screencasting
- Digital Whiteboard
- Camera & AI Vision
- Climate Control
- Smart Lighting
- Smart Tint Windows
- And More!

THE BUSINESS MODEL

Real Estate owners pay us a combined flat fee and annual licensing agreement

On our SmartPods we charge customers between $12K-$17K depending on the size of the pod, which leaves us with a 25% margin. We also charge an annual software licensing fee of $3K (70% margin).

With the Instant Business Lounge, we make a 25% margin on $150K-$200K upfront cost and 70% on the $12K-$20K software license.

On both models, we make a 3% payment processing fee per transaction and charge an annual maintenance cost (50% gross margin).

ZenSpace Pricing For Business Customers

SmartPods

$12K - $17K

per pod

+

$3K (yearly)

software license fee

Business Lounge

$150K - $200K

upfront cost

+

$12K - $20K

software license fee

ZenSpace Gross Profit Margins

25% profit made on pod & lounge upfront costs

70% profit made on software licensing fees

Revenue Potential For Real Estate Owners

SmartPods	Instant Lounge
$150 - $250 per day	$1K - $2.5K per day
or	or
$30K - $50K per annum	$300K - $600K per annum

HOW WE ARE DIFFERENT

We're utilizing the 3rd spaces

"It's a space distinct both from the work environment where communication and interaction can be functional, stereotyped, and superficial and distinct from the domestic space of home and family life." - Ray Oldenburg, The Great Good Place.

Most of our competition are firms that manufacture furniture or pods for open layout offices — they do not offer revenue-generating solutions, they leave it up to the real estate owners to connect with clients on their own. It's like buying a car to drive Uber without downloading the app.

While we offer pods for open layout offices like our competitors...



...they do not offer revenue-generating solutions.

THE VISION

We want the mobile business person to know our brand as the creators of an "oasis of calm" — anytime

We envision our brand becoming known as an on-demand source for a reliable, tranquil work environment, without any of the guessing or uncertainty that comes along with walking blindly into a coffee shop.



OUR TEAM

Believers in the power of remote work

We have come together as an experienced team behind a top-notch product to forge the path forward for remote workers.

Founder & CEO Mayank Agrawal, a technologist, and experienced sales and engineering professional, is joined by VP of Sales and Business Development Ted Simon, marketing guru, and Kellogg MBA, as well as Strategic Advisor, Jim Young, the CEO of Realcommm.


ZenSpace
RESERVE THIS MEETING POD

WHY INVEST

Optimize the marketplace between remote workers and real estate owners

We are shaping the future of work. We have found a perfect niche to connect this growing segment of remote workers with public spaces. This is coming at the perfect time — not only is an increasingly significant portion of the workforce going to be shifting to remote, but the real estate market is going to be looking to hedge against what could be a dip in revenue from commercial tenants as a result.

As an early investor, you will have the chance to join us as we make a mark on the industry and grow the market.


The world is changing
& we have the solution.

October 2017

Our Company Launches!

ZenSpace is conceived from a Eureka! moment to a real company on a mission to transform the future of workspaces.

Jan 2018



Launched prototype at CES 2018

ZenSpace announces its prototype and concept at CES 2018 in Las Vegas

May 2018



Instant Business Lounge at ICSC Recon 2018

ZenSpace announces launch of instant business lounge for real estate and events customers at ICSC Recon.

June 2018



Pilot with Microsoft

Conducted a pilot with Microsoft at their event IGNITE'18 in Florida.

Feb 2019

Launched our first equity crowdfunding round

Successful Series Seed round with over 250 investors in our first equity CF round.

December 2019



Announced our market ready workspace solutions!

Launched our newest SmartPods and Apps with Sands Expo convention center and Las Vegas convention center.

Feb 2020

Partnership with Hyatt Regency Santa Clara

We launched our first SmartPod in Silicon Valley with Hyatt Regency Santa Clara.

June 2020

Announcing our second crowdfunding round

Be part of our journey by investing with us!

June 2020

Anticipated announcing partnership with URW

Launching world's first instant coworking and business lounge with one of world's largest retail operator URW at Westfield Valley Fair mall in Santa Clara, CA

July 2020

Anticipated launch in NYC, residential workspaces

Announcing our first location in NYC, with Related Companies. Residential workspace solution.

In the Press

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Meet Our Team



Mayank Agrawal

CEO

Mayank Agrawal has a background in engineering and sales in high-tech industry working with leading tech companies like STMicroelectronics. As CEO of ZenSpace, he is reimagining the flexible workspace and coming up with innovative technology-driven to improve the spaces in which we work. His background in software and technology-enabled him and his team to develop the worlds first SmartPods and Instant Business Lounge solutions.



Ted Simon

Chief Revenue Officer

Ted Simon has a breadth of experience in sales and strategy where he has supported some of the of the best-known of the Fortune 500 brands such as Nestle, Pillsbury, Procter & Gamble, and Kraft Food - to name a few. As VP of Sales and Business Development at ZenSpace, he excels in cross-category insights - offering solutions for the intertwined needs of ZenSpace's B2B and B2C customers.



Rohit Gupta

VP of Software Engineering

Rohit brings over 17+ years experience in the field of technology to the team. As Director of Software Engineering, he streamlines our software to create solutions for ZenSpace's customers, clients and vendors. His love for technology makes him agile when it comes to finding everyday solutions in software development.



Gopi Mohan

VP of Technology

Gopi Mohan has over 23+ years of experience in Telecom, Networking, SDN, Virtualization, Security, and IoT domain. As Vice President of Technology, Gopi manages our Smart Meeting Room kit covering Network and IoT engineering solutions. Gopi works 30 hours per week at ZenSpace.



Kimmo Heinstrom

VP of Product Engineering

Kimmo has a breadth of experience in leading high-end furniture design. Kimmo is a Product Design and Engineering consultant at ZenSpace, where his passion and track record of designing high-end furniture has inspired state-of-the-art product lines.



Sia Moiwa

Operations Manager

Sia has 14 years of experience in Business Administration and HR Operations. As Operations Manager at ZenSpace, Sia excels at communication across teams, project facilitation, and creating seamless operational standards. Sia currently works 15-20 hours per week at ZenSpace.



Umang Dhawan

Marketing Manager

Umang has 9+ years of experience in digital marketing and specializes in lead generation through various channels. Umang is ZenSpace's marketing manager where she excels at website management and planning, CRM, marketing automation, google analytics, social media management and search engine optimization.



Aleesandra Mantovani

Business Development and Strategic Consultant

Alessandra Mantovani has ten years experience in brand management - where she has developed award-winning brands and visual storytelling. As ZenSpace's Business Development Manager, Alessandra is integral to developing the team's go-to-market strategy, product innovation, and sales outreach.



Jim Young

Strategic Advisor, CEO of Realcomm

Jim Young is the co-founder of Realcomm Conference Group, a worldwide research and event company at the intersection of technology, innovation and real estate operations. Jim offers high insight and network as he regularly works with some of the largest companies globally in real estate projects under development.



Raghuveer Tara

Board Member, Product Engineering Leader

Raghuveer Tarra is the VP of Engineering at Roku, a leading consumer tech company in the OTT space. He has been part of the founding team of leading technology companies like Sling Media and GigSky. As a ZenSpace board member, Raghuveer brings great insight as an accomplished technology executive with more than 25 years of experience in building Consumer Electronics, Telecom, IoT, and other SaaS products. Raghuveer contributes one hour per week to ZenSpace.

Offering Summary

Company :	ZenSpace, Inc.
Corporate Address :	3103 Lismore Ct. , San Jose, CA 95135
Offering Minimum :	$9,999.75
Offering Maximum :	$1,069,029.00
Minimum Investment Amount (per investor) :	$499.50

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	13,333
Maximum Number of Shares Offered	1,425,372
Price per Share	$0.75
Pre-Money Valuation	$12,476,168.50

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

In reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and August 31, 2020, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based Perks:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 15% bonus shares

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares

Early Bird Bonus

Invest within the first 2 weeks and receive an additional 5% bonus shares

Amount-Based Perks:

$500+ |Traveler

$100 ZenSpace gift card which will be valid for 1 month from the first redemption date. Valid at any ZenSpace location

$1,000+ | Nomad

$250 ZenSpace gift card which will be valid from 3 month from the first redemption date. Valid at any ZenSpace location

$2,500+ | Wanderer

$500 ZenSpace gift card which will be valid for 12 months from the first redemption date. & receive 10% bonus shares.

$5,000+ | Zen

$1000 ZenSpace gift card which will be valid from 12 month from the first redemption date. Valid at any ZenSpace location. PLUS receive 15% bonus shares.

$10,000+ | Zen + Team Access

$2500 ZenSpace gift card which will be valid from 12 months from the first redemption date. Valid at any ZenSpace location. Also invitation for a 2 hour strategy workshop with ZenSpace CEO to discuss the business plan, current status of business.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Zenspace, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $0.75/ share, you will receive and own 110 shares for $75. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Notice of Material Change in Offering

1 hour ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the ZenSpace offering. Here's an excerpt describing the specifics of the change:

Zenspace has extended their campaign, added 2020 financials, and updated perks.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

New Location Opening! ZenSpace partners with Westfield Oakridge Mall to Launch ZenSpace Lounge

15 days ago

We are excited to announce our partnership and new ZenSpace lounge location at Westfield Oakridge Mall. This launch marks exciting progress for ZenSpace, as it confirms the success of our new lounge at Westfield Valley Fair and the fast rising demand for our product. We have a few more exciting announcements coming soon, stay tuned!

To read the entire press release: https://www.ktvn.com/story/43660657/zenspace-and-westfield-partner-to-launch-remote-workspace-lounge-at-oakridge-mall


ZenSpace
COMING SOON!

SafeSpace Lounge marks the second initiative between the two companies, bringing on-demand remote-work solution, safe and productive spaces to San Jose area

As we move forward from the pandemic and toward greater mobility, ZenSpace allows us to provide a new mall experience for our guests who desire to work, shop, dine, and relax – all in the same place. "

— said Julian Esposito, General Manager of Westfield Oakridge

SAN JOSE, CALIFORNIA, UNITED STATES, April 13, 2021 /EINPresswire.com/ -- ZenSpace, pioneer of the on-demand, flexible, smart meeting space today announced arrival today at Westfield Oakridge Mall. Designed in response to COVID-19, the unique SafeSpace lounge solution combines ZenSpace SmartPod™ hardware and cloud technology with strict sanitization protocols to offer guests a fully automated, reservable, safe workspace in which they can conduct business with peace of mind. This marks the second such partnership between ZenSpace and URW in the Bay Area, following the launch of a similar concept at Westfield Valley Fair Mall in Santa Clara, CA.

"We are excited to partner with Westfield Oakridge launch to continue addressing the need for 'third space' work areas between home and a traditional office for today's growing remote and distributed workforce," said Mayank Agrawal, CEO of ZenSpace. "The URW team shares our vision on how real estate operators can expand their offerings to serve their customer base, and we look working with them to help unlock the potential of people and places in San Jose."

"We are constantly seeking new and relevant ways to enhance our facilities and services for our guests," said Julian Esposito, General Manager of Westfield Oakridge. "As we continue to move forward from the pandemic and toward greater mobility, ZenSpace allows us to provide a new mall experience for our guests who desire to work, shop, dine, and relax – all in the same place. ZenSpace SmartPods create a quiet space to conduct business without compromising their health and safety."

The ZenSpace SmartPod represents the future of work - an on-demand workspace solution that facilitates business meetings and conversations anytime and anyplace. A wide array of features makes it state-of-the-art for use in public spaces such as shopping centers and other commercial locations, providing a modern workspace for today's remote worker and business traveler. Key features include:

• Noise-reducing wall and insulation structure, with double-tempered, laminated glass.

• A mobile and web application that enables shopping center guests and visitors to reserve time in a SmartPod either remotely or on-site.

• Fully tech-enabled space, including WiFi access, power and USB ports.

• Environmental controls for LED lighting, air circulation, and secure access locking system.

• SafeSpaces combine ZenSpace cloud-based communication technology which notify staff of pod usage and reservation completion with a rigorous set of cleaning and sanitization protocols to ensure every user enters a clean, safe environment. More details regarding SafePods may be found here.

“The Covid-19 pandemic has accelerated the trend for knowledge workers to work from remote locations outside the office,” Ted Simon, Chief Revenue Officer at Zenspace noted. “A Spring 2020 Gartner study among company CFO’s and Finance leaders indicates that 74% of companies will shift at least a portion of employees to permanent remote positions following the current Covid crisis, building on the surge in remote work even post-pandemic. The world has changed, and we are happy to be working in partnership with Westfield Oakridge to support this new work reality.”

To reserve a ZenSpace SmartPod at Westfield Oakridge, please visit our online booking platform.

About Westfield Oakridge

Located in San Jose at the intersection of Highways 85 and 87 where 136 million vehicles converge each year, Westfield Oakridge is anchored by Target, Macy’s, Nordstrom Rack and Century Theatres (among the 20 most productive cinema locations in the nation). The property’s approximate 200 retailers also include such favorite brands as Apple, Michael Kors, Shoe Palace, Sephora, H&M, LUSH, M.A.C. Cosmetics and Swarovski. Leading dining offerings include BJ’s Restaurant & Brewhouse, The Cheesecake Factory, Sanraku Sushi and a top-performing dining terrace. The latest addition to the center is Living Spaces - first store in Santa Clara County and first store inside a shopping mall in the U.S. Forthcoming Asian grocery store 99 Ranch is set to be the first store of the chain inside a shopping center and the first concept store in California.

About ZenSpace

ZenSpace is on a mission to unlock the potential of people and places. As the industry pioneer in fully automated, technology-enabled meeting spaces for on-the-go business people, we are the first company to combine a technology platform, mobile app, and convenient meeting pods to create a “smart pod” - a highly flexible, on-demand system and tech-enabled space for conducting business and/or private meetings. Our SmartPods provide a private, quiet, tech-enabled oasis of calm for the business-person in need while helping public space venues activate and monetize underutilized real estate on their property. ZenSpace provides solutions to the following sectors: public spaces (hotels, convention centers, malls, airports), the events industry, and office spaces. We believe in today’s hectic world we could all use a little Zen. ZenSpace is headquartered in San Jose, CA, with an office in Las Vegas, NV and teams in India.

Mayank Agrawal
ZenSpace
+1 (408) 462-2167
email us here
Visit us on social media:
Facebook
Twitter
LinkedIn



Notice of Funds Disbursement

22 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ZenSpace has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ZenSpace be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Ground-breaking New Contracts - Expanding to 2 New Westfield Locations

about 2 months ago



We are very excited to announce that we have signed two new contracts to **launch ZenSpace lounges at both Westfield Oakridge and Westfield San Francisco malls**! The highly-trafficked, premier shopping destinations will bring powerful brand exposure and countless new paying customers. It marks new ground for the company, as multiple locations in the San Francisco Bay area fortifies our ability to sell subscription packages to remote-workers and their employers. ZenSpace is poised to be the most popular, flexible remote-working destination in the greater San Francisco Bay area!


Einstein's

Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, ZenSpace has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in ZenSpace be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Our latest feature on NBC News

2 months ago

We have been featured in multiple news outlets, the latest being NBC News! Check out their coverage of ZenSpace as an innovative trendsetter in the post-pandemic future of the commercial real estate.

Read Article



NEWS
CORONAVIRUS
Revenge spending and vaccinations could bring millions of shoppers back to the mall — but will they stay?
Malls that survive the pandemic are expected to see a windfall from pent-up demand as shoppers flock back for in-person spending.
https://www.nbcnews.com

Notice of Material Change in Offering

2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the ZenSpace offering. Here's an excerpt describing the specifics of the change:

ZenSpace Inc. extended the length of their campaign.

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

200k Reach Marketing Efforts and Incoming Results

2 months ago



Book your next smart workspace by the hour or day.
$8 per hour | $40 per day
Download the ZenSpace mobile app & get your first booking free!
Discover our pre-paid credit offers online & save big.
$65 for $100 in ZenSpace credits
$100 for $200 in ZenSpace credits
A fully equipped smart workspace starting as low as $5 per hour.
ZenSpace
SCAN TO BOOK YOUR NEXT ZENSPACE
www.zenspace.io | info@zenspace.io

This week we have doubled down our Westfield Valley Fair marketing efforts which have already shown an incredible return on investment. A few key highlights:

- Our pre-paid credit offers have been shared across the entire URW connect application and are set to reach 100k engaged email newsletter subscribers, 150k Facebook followers, and 5k Instagram followers.
- We have hired support on-site to guide users as our Westfield Valley Fair business lounge receives a lot of attention.
- Amongst notable highlights this week, thought leader Colin Shaughnessy - Executive Vice President at Unibail Rodamco Westfield - highlighted our innovative remote-work lounge across his LinkedIn following (see post below).



Colin Shaughnessy • 3rd+
Executive Vice President at Unibail-Rodamco-Westfield
2d •

To meet the rising demand for post-pandemic workplaces available by reservation, all of us on the team at Unibail-Rodamco-Westfield are thrilled to be partnering with ZenSpace to now provide the first-of-its-kind #SafeSpaceLounge at #WestfieldValleyFair in Silicon Valley. This stylized remote-work solution – powered by #ZenSpaceSmartPod hardware and cloud technology – follows strict sanitization protocols to offer a fully automated and safe workspace in which to conduct business with peace of mind. Each pod includes a noise-reducing wall and insulation structure with double-tempered, laminated glass; a mobile and web application that enables shopping center guests and visitors to reserve time either remotely or on site; a fully tech-enabled space, including WiFi access, power and USB ports; as well as environmental controls for LED lighting, air circulation, and a secure access locking system.

Stay tuned, more exciting updates to follow!

URW announces strategic partnership with ZenSpace for Shopping centers and Airports

3 months ago

We are proud to share this Friday update about ZenSpace entering into strategic partnership with ZenSpace for creating on-demand workspaces supporting needs for remote work trend:

Linkedin Post by EVP of URW can be found here:

https://www.linkedin.com/posts/colin-shaughnessy-0012a664_safespacelounge-westfieldvalleyfair-zenspacesmartpod-activity-6765058455515611136-RQR9

Joint Press Release can be found here:

https://www.einpresswire.com/article/535441302/zenspace-launches-first-innovative-remote-workspace-solution-at-westfield-valley-fair?n=2

Our Newly Installed ZenSpace Pods at the Westfield Valley Fair Mall - 200k Marketing Reach

3 months ago



We are Live! Take a look at our newly installed ZenSpace pods at the Westfield Valley Fair Mall in San Jose, California. We have already received a great response from the public and expect to cause waves with our press release and marketing efforts launching next week.

We are currently collaborating with the Westfield Valley Fair Mall marketing team and will tap into their growing community which includes approximately **100k engaged email newsletter subscribers, 150k Facebook followers, and 5k Instagram followers.** We are offering mall-goers exclusive pre-paid credits, allowing local employers and remote-workers to prebook their smart fully-equipped remote workspaces.

Stay tuned for updates on our grand opening!



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David E. SE OWNER 46 INVESTMENTS INVESTED 15 days ago
Mayank Agrawal. I accidently pushed the wrong button. Your response was not inappropriate and I don't know how my note was classified that way. Yes I would like to help you. Do you have my number? Want to talk Monday?

Mayank Agrawal - ZenSpace 15 days ago
And I do not know either why it is inappropriate. This is pure business. We love malls/retail real estate.

Mayank Agrawal - ZenSpace 15 days ago
Hi David, here is my email id if you dont mind dropping your contact details. Happy to schedule a call: mayank@zenspace.io

David E. SE OWNER 46 INVESTMENTS INVESTED 15 days ago
Santa Barbara CA: There are two huge spaces at the Paseo Nuevo mall in downtown that are vacant due to Macy's and Nordstrom moving out. These might be idea for ZenSpace

Mayank Agrawal - ZenSpace 15 days ago
How about a call David? May be you can help us drive this? We can use some extra hands, minds :)

Bruce H. 3 INVESTMENTS 2 months ago
Do you have any outdoor models?

Ilya K. 5 INVESTMENTS INVESTED 4 months ago
Hello. Pods are now installed in public places. What steps are taken to make sure that the next user of the pod won't catch COVID from the previous user? It is a confined place after all.

Mayank Agrawal - ZenSpace 4 months ago
Hi Ilya, great question. Did you get a chance to review our SafeSpace announcement a few weeks ago? https://www.zenspace.io/covid-response

We are combining a strict software based tracking and physical cleaning of pods. We plan to go live at the mall in early February while we await final confirmations from various authorities.

Jake B. SE OWNER 5 INVESTMENTS 7 months ago
Hello, thank you for your time. May I have some help in understanding what is the reason for $0 in account receivables during the most recent fiscal year, and prior year as well. That is documented in the offering circular on SEC website.

Mayank Agrawal - ZenSpace 7 months ago
Hi Jake, accounts receivable reflects the pending invoices with customers which are yet to be received. In case of ZenSpace, all our revenue is collected ahead of time through the mobile and web app. Hence, the accounts receivables are $0. Hope this answers your question. Thanks so much for your question. Let me know if I was able to address your question.

Mark W. SE OWNER 28 INVESTMENTS INVESTED 7 months ago
Mayank, Congrats on the Hyatt Regency Santa Clara partnership!! Great progress. And across the street from the convention center - can see it getting a lot of use and a lot of visibility.

Tim C. 1 INVESTMENT INVESTED 8 months ago
Thank you for the quick reply Mayank.

My business partner and I have had some discussions relating to this opportunity and would be interesting in a potential joint-pilot with the outdoor model, when available.

If you'd be interested in a discussion, we'd love to share our thoughts on how we can work together in growing Zen Space.

If interested, please share your preferred contact information.

Thank you again,
Tim

Mayank Agrawal - ZenSpace 8 months ago
Hi Tim, feel free to connect with me on mayank@zenspace.io

We can always expedite the product launch roadmap if we have enough customer traction.

Tim C. 1 INVESTMENT INVESTED 8 months ago
Good afternoon Mayank,

Love the idea and after a good amount of research, it appears your plan is very buttoned up.

Like some comments below, I always believe there is tremendous upside in the residential/outdoor space. Living in Chicago, I have all the extreme weather. Given this consideration, how are you envisioning the residential pods to handle the weather fluctuations? I like the idea of a solar panel as running electricity outside is not cheap or easy. But in terms of heat or AC or even window options, take me through your thoughts on how this may/can be addressed.

Thank you,
Tim

Mayank Agrawal - ZenSpace 8 months ago
Hello Tim,

Thank you for investing after thorough due diligence. Appreciate a lot.

As for your concern about the outdoor units, although we have a working prototype for the outdoor unit, we do not plan to launch it for some more time. Air Conditioning and Heating unit will be part of the pods (we are working with a supplier for a compact unit for our Pods).

Given the traction we have with enclosed air conditioned spaces like Shopping malls and common spaces of large apartment complexes, we are not looking at launching the outdoor unit soon. The main reason for the delayed launch is that the amount of human intervention required in maintenance. We want our workspaces to be self managed in every sense possible (from discovery, reservation, cleaning and maintenance). This reduces ongoing operations capital requirement and a much improved ROI.

So there is a delay in the outdoor unit launch, but rest assured we will launch it by early to mid 2021 once we figure out some operational aspects.

Until then, our indoor units will soon be launched at Westfield Valley Fair mall in Santa Clara and some other locations soon.

Thanks and Regards,
Mayank

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>VIDEO 1:</u>

VO: In today's busy world, work is no longer combined to the traditional office. We set out on a mission to solve the business traveler's dilemma of finding a quiet and private workspace.

This is Zenspace.

We are redefining the meeting experience for mobile professionals. Are providing an on-demand tech-enabled workspace.

Keep your business moving in the comfort of a quiet private space while away from the office and reserving a meeting space is as easy as ordering a rideshare.

Use a Zenspace app to remotely search, schedule, and pay for pod time with a touch of a finger.

You can even share the booking with other attendees.

Each Zenspace contains a full array of technology To help you streamline work and business meetings. We use IOT, machine learning, and cloud and edge computing to provide a fully autonomous and feature-rich meeting space.

Whether it's at a convention center, airport, hotel lobby, a coffee shop, or an office building, we're there to make sure you can drive your business forward with Zenspace.

Unlocking the potential of people and places.

Zenspace. Anytime. Anyplace.

END

<u>VIDEO 2:</u>

TEXT: Compact, flexible, noise reducing workspace.

TEXT: Informative touch screen display for booking, advertising and FAQ

TEXT: Built in touch screen display for easy access

TEXT: Smart Lock. Secured and connected through Zenspace cloud platform

TEXT: Easy WiFi access for devices

TEXT: Easy to connect projection display

TEXT: Comfortable seating with spacious design

TEXT: Smart lighting controlled from within the pod or with the Zenspace app

TEXT: Built-in air circulation to keep the space properly ventilated during use

TEXT: Media hub

TEXT: Keep your devices charged with power and USB outlets

TEXT: Book from anywhere with the Zenspace app

TEXT: Your phone

TEXT: Kiosks

TEXT: Your computer

TEXT: A quiet space in which to conduct your business

TEXT: Zenspace. Unlocking the potential of people and places. zenspace.io

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "ZENSPACE, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF DECEMBER, A.D. 2018, AT 1:33 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

6574942 8100
SR# 20188353911

Authentication: 202009722
Date: 01-03-19

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:33 PM 12/26/2018
FILED 01:33 PM 12/26/2018
SR 20188353911 - File Number 6574942

ZENSPACE, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

ZenSpace, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "***General Corporation Law***"), does hereby certify as follows.

1. The name of this corporation is ZenSpace, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on October 10, 2017 under the name ZenSpace, Inc.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

> RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 21st day of December 2018.

By: Mayank Agrawal
Mayank Agrawal, Chief Executive Officer

Exhibit A

ZENSPACE, INC.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I: NAME.

The name of this corporation is ZenSpace, Inc. (the "***Corporation***").

ARTICLE II: REGISTERED OFFICE.

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III: DEFINITIONS.

As used in this Amended and Restated Certificate of Incorporation (the "***Restated Certificate***"), the following terms have the meanings set forth below:

"***Board Composition***" means that for so long as at least 25% percent of the initially issued shares of Preferred Stock remain outstanding:

(a) the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two (2) director(s) of the Corporation;

(b) the stockholders shall elect, by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, one independent director (i.e., an individual who at the time of his first election as a director is not (i) an employee or a holder of Common Stock of the Corporation, (ii) a Family Member or Personal Friend of an employee or a holder of Common Stock of the Corporation, or (iii) an employee of a Person Controlled by an employee or a holder of Common Stock of the Corporation); and

(c) any additional directors shall be elected by the affirmative vote of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis.

"***Control***" (including with correlative meaning, "***Controlled by***") means (i) with respect to a Person that is a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the voting rights attributable to the shares of capital stock of that company or corporation and more than 50% of all capital stock of that company or corporation; or (ii) with respect to a Person that is not a company or corporation, the ownership, directly or indirectly through one or more intermediaries, of more than 50% of the equity capital of that person and the power to direct or cause the direction of its management and policies.

"***Family Member***" means, with respect to any individual, such individual's parents, spouse, and descendants (whether natural or adopted) and any trust or other vehicle formed for the benefit of, and controlled by, such individual and/or any one or more of them.

"***Original Issue Price***" means $0.4723 per share for the Series Seed Preferred Stock.

"***Person***" means any individual, corporation, partnership, limited liability company, trust or other entity.

"***Personal Friend***" means, with respect to any individual, an individual with whom such individual has a pre-existing relationship extending beyond a relationship related to that individual's business or professional activities.

"***Requisite Holders***" means the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE.

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE V: AUTHORIZED SHARES.

The total number of shares of all classes of stock that the Corporation has authority to issue is 30,000,000, consisting of (a) 24,000,000 shares of Common Stock, par value $0.0001 per share and (b) 6,000,000 shares of Preferred Stock, par value $0.0001 per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

2. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Restated Certificate.

3. Voting. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3 Deemed Liquidation Events.

1.3.1 Definition. Each of the following events is a "***Deemed Liquidation Event***" unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which: (i) the Corporation is a constituent party; or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation; except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of: (1) the surviving or resulting party; or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting.

2.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Restated Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2 Election of Directors. The holders of record of the Corporation's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3 Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a) alter the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of any class or series of capital stock;

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event; or

(h) consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3. Conversion. The holders of the Preferred Stock have the following conversion rights (the "***Conversion Rights***"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully-paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "***Conversion Price***" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, is subject to adjustment as provided in this Restated Certificate.

3.1.2 Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.2 Fractional Shares. No fractional shares of Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3 Mechanics of Conversion.

3.3.1 Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Common Stock, a holder of Preferred Stock shall, if such shares of Preferred Stock are certificated, surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "***Contingency Event***"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of

Common Stock to be issued, if such shares of Common Stock are certificated. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) if such shares are certificated, issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion in accordance with the provisions of this Restated Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2 Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully-paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

3.3.3 Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Restated Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued. The Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

3.3.4 No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

3.4 Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "***Original Issue Date***" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5 Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6 Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7 Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8 Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Restated Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10 Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "***Mandatory Conversion Time***"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Restated Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall, if such shares of Preferred Stock are certificated, surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3, if such shares of Common Stock are certificated. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, and, if such shares of Preferred Stock are certificated, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and, if such shares of Preferred Stock are certificated, the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, if such shares of Common Stock are certificated, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends.** The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held

by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. <u>Redeemed or Otherwise Acquired Shares</u>. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. <u>Waiver</u>. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

7. <u>Notice of Record Date</u>. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 10 days before the earlier of the record date or effective date for the event specified in the notice.

8. <u>Notices</u>. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

<u>ARTICLE VI</u>: <u>PREEMPTIVE RIGHTS</u>.

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

ARTICLE VII: STOCK REPURCHASES.

In accordance with Section 500 of the California Corporations Code, a distribution can be made without regard to any preferential dividends arrears amount (as defined in Section 500 of the California Corporations Code) or any preferential rights amount (as defined in Section 500 of the California Corporations Code) in connection with (i) repurchases of Common Stock issued to or held by employees, officers, directors, or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of Common Stock or Preferred Stock in connection with the settlement of disputes with any stockholder, or (iv) any other repurchase or redemption of Common Stock or Preferred Stock approved by the holders of Preferred Stock of the Corporation.

ARTICLE VIII: BYLAW PROVISIONS.

A. AMENDMENT OF BYLAWS. Subject to any additional vote required by this Restated Certificate or bylaws of the Corporation (the "***Bylaws***"), in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws.

B. NUMBER OF DIRECTORS. Subject to any additional vote required by this Restated Certificate, the number of directors of the Corporation will be determined in the manner set forth in the Bylaws.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws.

ARTICLE IX: DIRECTOR LIABILITY.

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article IX by the stockholders will not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal, or modification of the foregoing provisions of this Article IX will not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ARTICLE X: CORPORATE OPPORTUNITIES.

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. "***Excluded Opportunity***" means any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (a "***Covered Person***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.